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Jimena Acuña Smith

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jimena.smith@ropesgray.com

December 16, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Aaron Brodsky

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Mr. Brodsky:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on December 10, 2025 in connection with Post-Effective Amendment No. 108 filed with the Commission on October 3, 2025 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), regarding Impax Global Infrastructure ETF (the “Fund”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Funds’ prospectus.

PROSPECTUS COMMENTS

1.	Comment. Please revise the expense example table to show only the one- and three-year columns.

Response. The requested change has been made.

2.	Comment. In the principal investment strategy section, please disclose (i) whether the Fund’s ESG criteria are applied to every investment or to only some investments made by the Fund and (ii) if accurate, state that the Fund may invest in a company that scores poorly on ESG criteria but strongly on other non-ESG factors.

Response. The Registrant respectfully submits that ESG criteria will be applied to each holding in the Fund’s portfolio, except to the extent that the Fund “invests in money market or other instruments for cash management or hedging purposes, or to gain temporary market exposures,” as disclosed in the Environmental, Social and Governance (ESG) Criteria section in Item 9. In that same section, the Registrant also discloses the following with respect to investments in companies that do not meet exemplary ESG criteria:

“Companies in which the Fund invests do not necessarily meet exemplary standards in all aspects of sustainability or ESG performance; and we recognize that no company is perfect when it comes to corporate responsibility or sustainability. Our judgments regarding a company’s ESG profile may differ from those made by others, including by third-party rating agencies. We do believe, however, that well-managed companies that maintain good relations with employees, consumers, communities and the natural environment, and that strive to improve in those areas, will be better positioned for the transition to a more sustainable global economy and in the long run will better serve investors as well.”

The Registrant believes that its current disclosure is sufficient and meets the requirements of Items 4 and 9 of Form N-1A.

3.	Comment. In the Fund’s 80% investment policy, if the Fund will only use a 20% revenue test to identify companies owning, operating, developing or distributing sustainable infrastructure-related goods, please provide additional criteria in the 80% investment policy to establish a meaningful nexus between the Fund’s investments and the term “infrastructure” in the Fund’s name. Alternatively, please explain why a 20% revenue test is sufficient to establish a meaningful nexus.

Response. The Registrant respectfully submits that it is unaware of any published SEC authority requiring that a revenue test meet a specified threshold.

4.	Comment. In the principal investment strategy section, please revise the bracketed disclosure in following definition to include only companies with a meaningful nexus to sustainable infrastructure: “The Adviser defines ‘sustainable infrastructure’ to mean infrastructure that conserves, enables or increases access to vital resources such as clean energy, water, food and agriculture, including resource and waste management[, as well as other societal resources such as healthcare, education, finance, transportation, and data and communications that advance social well-being].” Alternatively, please clarify how the bracketed disclosure has a meaningful nexus to sustainable infrastructure.

Response. The Registrant respectfully submits that the Adviser defines sustainable infrastructure to include infrastructure that conserves, enables or increases access to other societal resources such as healthcare, education, finance, transportation and data and communications because the Adviser believes that such infrastructure may advance social well-being. Accordingly, the Registrant believes that its current disclosure would be sufficiently understood by a reasonable investor and meets the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended, and Item 4 of Form N-1A.

5.	Comment. In the principal investment strategy section, the Registrant provides as follows: “The Fund may take significant positions in one or more sectors, including the industrials and utilities sectors.” Please confirm supplementally that the Fund will not concentrate more than 25% of the value of its assets in any one industry.

Response. The Registrant so confirms.

6.	Comment. In the principal investment strategy section, please add disclosure corresponding to the Real Estate Investment Risk factor in the principal investment risk section.

Response. In response to the Staff’s comment, the following sentence has been added to the Fund’s principal investment strategy.

“The Fund may take significant positions in one or more sectors, including the industrials and utilities sectors. The Fund also may invest in real estate investment trusts. While the Fund is not limited to equity securities that pay dividends, the Adviser expects that the Fund’s portfolio will normally have a higher dividend yield than the broader equity market.”

SAI Comment

1.	Comment. In the investment restrictions section, there is an explanatory footnote corresponding to the fundamental investment restriction on concentration, which states as follows: “For purposes of this restriction, the Fund will “look through” its investments in investment companies to the industries of the companies in which such investment companies invest.” If the Fund does not plan to invest in other investment companies, please delete this explanatory footnote.

Response. In response to the Staff’s comment, the disclosure has been revised as follows:

For purposes of this restriction, the Fund will “look through” its investments in investment companies, if any, to the industries of the companies in which such investment companies invest.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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